November 25, 2019

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Balanced eREIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

       Re: Fundrise Balanced eREIT, LLC
           Offering Statement on Form 1-A
           File No. 024-11106
           Filed October 29, 2019

Dear Mr. Miller:

       We have reviewed your offering statement and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction